Exhibit 21.01

Subsidiaries of the Registrant

Name	State of Organization
Askmen.com Solutions Canada, Inc.	Ottawa, Canada
GameSpy Industries, Inc.	California
IncFusion Corporation d.b.a. Rotten Tomatoes	California
Publication Collections, Inc.	Nevada
Two Cents Inc.	New Jersey